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SEC
MAY 26 2021
Washington, DC

21004466

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SEC FILE NUMBER
8-50335

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. H. DARBIE & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 30TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HASNAIN NAVEED — (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE & BOND, PLLC
(Name – *if individual, state last, first, middle name*)

1928 JACKSON LANE	CHINA SPRING	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT ROBINOWITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. H. DARBIE & CO., INC., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

ivette delgado
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 50026366
MY COMMISSION EXPIRES 11/2/20 to 11/2/2025

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. DARBIE & CO., INC.

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2021

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

J.H. DARBIE & CO., INC.
MARCH 31, 2021

Table of Contents

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Directors and Shareholders of J.H. Darbie & Co., Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of J.H. Darbie & Co., Inc. (the "Company") as of March 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
May 20, 2021

We have served as the J.H. Darbie & Co., Inc.'s auditor since 2020.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

J.H. DARBIE & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS		
Cash and cash equivalents	$	1,451,116
Deposit at clearing firms		302,664
Due from broker		205,210
Other assets		34,192
TOTAL ASSETS	$	1,993,182
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	688,328
Bank loans payable		466,760
TOTAL LIABILITIES		1,155,088
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Common stock; Series A – 1,000,000 shares authorized, none outstanding; common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding		200
Additional paid-in capital		688,978
Retained earnings		148,916
TOTAL STOCKHOLDERS' EQUITY		838,094
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,993,182

See accompanying notes to financial statement

J.H. DARBIE & CO., INC.
NOTES TO FINANCIAL STATEMENT
MARCH 31, 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

J.H. Darbie & Co., Inc. (the "Company") was incorporated in the state of New York in February 1997. The Company is a wholly owned subsidiary of Pelion Financial Group, Inc. (the "Parent"), which acquired it on March 10, 2010. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since February 20, 1998. The Company is also a member of the Nasdaq Stock Market ("Nasdaq").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, and non-exchange member arranging for transactions in listed securities by exchange members. The Company introduces its customer accounts to a carrying broker on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds), and to perform investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2021.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Commissions and Securities Transactions
Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Receivables from Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations represent billings for trading commissions and licensing fees. Based on the Company's operating history and customer base, bad debts to date have not been material, and as such a reserve has not been established.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3)determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Mutual Fund Referring Fee
The Company receives fees from the clearing firm for referring mutual fund clients to the clearing firm. This is in accordance with the contracts with the clearing firm and is received monthly or quarterly based upon the terms of the client. As long as the investor stays in the mutual fund we are eligible to earn this revenue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Private Placement Fee Income
The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to qualified investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors, in accordance with the terms of the private company 's contracts with qualified investors.

Fee Income
The Company receives various fees from the clearing firm which includes amounts charged for processing of securities trades and for providing administrative and compliance services. The Company receives the majority of these fees monthly for satisfying the performance obligations. These fees are recognized as they are earned.

The Company charges fees to the clients for mailings and or processing of trades. When the postage and handling fees are incurred and paid on behalf of the client by the Company, it triggers the recognition of a receivable and we charge the client for these fees and record them as income.

Referral Income
The Company receives a monthly or quarterly referral fee for its efforts to introduce potential investment banking clients to another broker-dealer. In the event there is a successful transaction, the Company will recognize a success fee in connection with the introduction. Under ASC 606, the quarterly fee is recognized evenly throughout each quarter as the Company is performing its obligations to make attempts to make introductions. In the event of a successful transaction, the Company recognizes revenue when the transaction is successfully closed.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of March 31, 2021.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2021, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2021 there were no contract liabilities.

Income Taxes

Effective June 3, 1997, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statement.

At March 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10 "Accounting for Income Taxes". This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $803,902 which was $753,902 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.86 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in multiple financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2021, the amount in excess of insured limits was $901,836.

Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 5 – DUE FROM BROKER:

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectable, and accordingly, no allowance for doubtful accounts has been established. As of March 31, 2021, the clearing firm balance was $205,210.

NOTE 6 – DEPOSIT WITH CLEARING FIRM:

The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposits amounts are refundable to the Company upon termination of the agreement. As of March 31, 2021, the Company maintains deposits with its clearing firms totaling $302,664.

NOTE 7 – COMMITMENTS:

Commitment
The Company subleases a facility in New York City on a month-to-month basis. The rent expense for the year ended March 31, 2021 for this space was $201,964.

NOTE 8 – INDEMNIFICATION:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at March 31, 2021, or during the 12-month period then ended.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has issued no guarantees at March 31, 2021, or during the 12-month period then ended.

NOTE 9 – DEBT:

On May 5, 2020 and February 2, 2021, the Company received two loans proceeds in the amount of $233,380 each for draw # 1 and draw # 2 totaling to $466,760. The loans bear interest at a rate of 1% per annum under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The Company intends to use the proceeds for purposes consistent with the PPP. As of March 31, 2021, none of the loan proceeds have been forgiven.

NOTE 10 – COVID-19:

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic which continues to spread throughout the United States and the World. The Company is monitoring the outbreak of COVID-19 and the related business and travel restrictions and changes to behavior intended to reduce its spread, in addition to the impact on its employees. Due to the rapid development and fluidity of this situation, the magnitude and duration of the pandemic and its impact on the Company's operations and liquidity is uncertain as of the date of this report. While there could ultimately be a material impact on operations and liquidity of the Company, at the time of issuance, the impact could not be determined.

NOTE 11 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred through May 20, 2021, the date which financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

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MAY 26 2021

Washington, DC

J.H. DARBIE & CO., INC.

SCHEDULE OF THE DETERMINATION OF SIPC
NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE YEAR ENDED MARCH 31, 2021

J.H. DARBIE & CO., INC.
FOR THE YEAR ENDED MARCH 31, 2021

Table of Contents

TuttleBond
Certified Public Accountants

J.H. Darbie & Co., Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2021

**Report of Independent Registered Public Accounting Firm on Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)**

J.H. Darbie & Co., Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2021, which were agreed to by J.H. Darbie & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating J.H. Darbie & Co., Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. J.H. Darbie & Co., Inc.'s management is responsible for J.H. Darbie & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of April 01, 2020 through March 31, 2021 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
May 20, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

J.H. DARBIE & CO., INC.
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED MARCH 31, 2021

TOTAL REVENUES	$ 7,465,791
ADDITIONS	-
DEDUCTIONS	4,286,675
SIPC NET OPERATING REVENUES	3,179,116
GENERAL ASSESSMENT @ .0015	4,769
Less: Payments made with Form SIPC 6	3,305
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 1,464

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended March 31, 2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50335 FINRA

J. H. DARBIE & CO., INC.
40 WALL STREET
30TH FLOOR
NEW YORK, NY 10005-1391

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Hasnain Naveed 212-668-8700

2. A.	General Assessment (item 2e from page 2)	$4,769
B.	Less payment made with SIPC-6 filed (**exclude interest**) 11/01/2020 Date Paid	(3,305)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,464
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,464

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $1,464

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J. H. DARBIE & CO., INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 30 day of April, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2020
and ending March 31, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,465,792
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,008,046
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	208,498
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $27,421	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $70,131	
Enter the greater of line (i) or (ii)	70,131
Total deductions	4,286,675
2d. SIPC Net Operating Revenues	$3,179,117
2e. General Assessment @ .0015	$4,769
	(to page 1, line 2.A.)